FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Management’s Report on Internal Control over Financial Reporting

2.	Reports of Independent Registered Public Accounting Firm

3.	Financial Statements and Notes thereto - U.S. GAAP

4.	Management’s Discussion and Analysis - U.S. GAAP

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Item 1

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 and has also expressed an unqualified opinion on the Company's 2007 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 11, 2008.

(s) E. Hunter Harrison
President and Chief Executive Officer

February 11, 2008

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

February 11, 2008

Item 2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 11, 2008 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
February 11, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
February 11, 2008

Item 3

Consolidated Statement of Income	U.S. GAAP

In millions, except per share data	Year ended December 31,	2007	2006	2005

Revenues		$7,897	$7,929	$7,446

Operating expenses
Labor and fringe benefits		1,701	1,823	1,856
Purchased services and material		1,045	1,027	993
Fuel		1,026	892	730
Depreciation and amortization		677	650	627
Equipment rents		247	198	192
Casualty and other		325	309	424
Total operating expenses		5,021	4,899	4,822

Operating income		2,876	3,030	2,624
Interest expense		(336)	(312)	(299)
Other income (Note 14)		166	11	12
Income before income taxes		2,706	2,729	2,337
Income tax expense (Note 15)		(548)	(642)	(781)
Net income		$2,158	$2,087	$1,556

Earnings per share (Note 17)
Basic		$4.31	$3.97	$2.82

Diluted		$4.25	$3.91	$2.77

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income	U.S. GAAP

In millions	Year ended December 31,	2007	2006	2005

Net income		$2,158	$2,087	$1,556

Other comprehensive income (loss) (Note 20) :
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		(1,004)	32	(233)
Translation of U.S. dollar-denominated long-term debt designated as a hedge
of the net investment in U.S. subsidiaries		788	(33)	152

Pension and other postretirement benefit plans (Notes 9, 13) :
Net actuarial gain arising during the period		391	-	-
Prior service cost arising during the period		(12)	-	-
Amortization of net actuarial loss included in net periodic benefit cost		49	-	-
Amortization of prior service cost included in net periodic benefit cost		21	-	-
Minimum pension liability adjustment		-	1	4
Derivative instruments (Note 19)		(1)	(57)	(35)
Other comprehensive income (loss) before income taxes		232	(57)	(112)
Income tax recovery (expense) on other comprehensive income (loss)		(219)	(179)	38
Other comprehensive income (loss)		13	(236)	(74)
Comprehensive income		$2,171	$1,851	$1,482

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet	U.S. GAAP

In millions	December 31,	2007	2006

Assets

Current assets:
Cash and cash equivalents		$310	$179
Accounts receivable (Note 4)		370	692
Material and supplies		162	189
Deferred income taxes (Note 15)		68	84
Other		138	192
		1,048	1,336

Properties (Note 5)		20,413	21,053
Intangible and other assets (Note 6)		1,999	1,615

Total assets		$23,460	$24,004

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,282	$1,823
Current portion of long-term debt (Note 10)		254	218
Other		54	73
		1,590	2,114

Deferred income taxes (Note 15)		4,908	5,215
Other liabilities and deferred credits (Note 9)		1,422	1,465
Long-term debt (Note 10)		5,363	5,386

Shareholders’ equity:
Common shares (Note 11)		4,283	4,459
Accumulated other comprehensive loss (Note 20)		(31)	(44)
Retained earnings		5,925	5,409

		10,177	9,824

Total liabilities and shareholders’ equity		$23,460	$24,004

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity	U.S. GAAP

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances at December 31, 2004	566.2	$4,706	$(148)	$4,726	$9,284
Net income	-	-	-	1,556	1,556
Stock options exercised and other (Notes 11, 12)	6.6	176	-	-	176
Share repurchase programs (Note 11)	(36.0)	(302)	-	(1,116)	(1,418)
Other comprehensive loss (Note 20)	-	-	(74)	-	(74)
Dividends ($0.50 per share)	-	-	-	(275)	(275)

Balances at December 31, 2005	536.8	4,580	(222)	4,891	9,249
Net income	-	-	-	2,087	2,087
Stock options exercised and other (Notes 11, 12)	5.1	133	-	-	133
Share repurchase programs (Note 11)	(29.5)	(254)	-	(1,229)	(1,483)
Other comprehensive loss (Note 20)	-	-	(236)	-	(236)
Adjustment to Accumulated other comprehensive
loss (Notes 2, 20)	-	-	414	-	414
Dividends ($0.65 per share)	-	-	-	(340)	(340)

Balances at December 31, 2006	512.4	4,459	(44)	5,409	9,824
Adoption of accounting pronouncements (Note 2)	-	-	-	95	95
Restated balance, beginning of year	512.4	4,459	(44)	5,504	9,919
Net income	-	-	-	2,158	2,158
Stock options exercised and other (Notes 11, 12)	3.0	89	-	-	89
Share repurchase programs (Note 11)	(30.2)	(265)	-	(1,319)	(1,584)
Other comprehensive income (Note 20)	-	-	13	-	13
Dividends ($0.84 per share)	-	-	-	(418)	(418)

Balances at December 31, 2007	485.2	$4,283	$(31)	$5,925	$10,177

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows	U.S. GAAP

In millions	Year ended December 31,	2007	2006	2005

Operating activities

Net income		$2,158	$2,087	$1,556
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization		678	653	630
Deferred income taxes (Note 15)		(82)	3	547
Gain on sale of Central Station Complex (Note 5)		(92)	-	-
Gain on sale of investment in English Welsh and Scottish Railway (Note 6)		(61)	-	-
Other changes in:
Accounts receivable (Note 4)		229	(17)	142
Material and supplies		18	(36)	(25)
Accounts payable and accrued charges		(351)	197	(156)
Other net current assets and liabilities		39	58	8
Other		(119)	6	6
Cash provided from operating activities		2,417	2,951	2,708

Investing activities

Property additions		(1,387)	(1,298)	(1,180)
Acquisitions, net of cash acquired (Note 3)		(25)	(84)	-
Sale of Central Station Complex (Note 5)		351	-	-
Sale of investment in English Welsh and Scottish Railway (Note 6)		114	-	-
Other, net		52	33	105
Cash used by investing activities		(895)	(1,349)	(1,075)

Financing activities

Issuance of long-term debt		4,171	3,308	2,728
Reduction of long-term debt		(3,589)	(3,089)	(2,865)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized (Note 12)		77	120	115
Repurchase of common shares (Note 11)		(1,584)	(1,483)	(1,418)
Dividends paid		(418)	(340)	(275)
Cash used by financing activities		(1,343)	(1,484)	(1,715)

Effect of foreign exchange fluctuations on U.S. dollar-denominated
cash and cash equivalents		(48)	(1)	(3)
Net increase (decrease) in cash and cash equivalents		131	117	(85)
Cash and cash equivalents, beginning of year		179	62	147
Cash and cash equivalents, end of year		$310	$179	$62

Supplemental cash flow information
Net cash receipts from customers and other		$8,139	$7,946	$7,581
Net cash payments for:
Employee services, suppliers and other expenses		(4,323)	(4,130)	(4,075)
Interest		(340)	(294)	(306)
Workforce reductions (Note 9)		(31)	(45)	(87)
Personal injury and other claims (Note 18)		(86)	(107)	(92)
Pensions (Note 13)		(75)	(112)	(127)
Income taxes (Note 15)		(867)	(307)	(186)
Cash provided from operating activities		$2,417	$2,951	$2,708

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	U.S. GAAP

Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-contained foreign entities with the U.S. dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (Note 20).

The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

E. Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectibility and considers historical experience as well as known trends or uncertainties related to account collectibility.  Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset.  Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from significant line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate
Track and roadway	2%
Rolling stock	3%
Buildings	3%
Information technology	11%
Other	8%

The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively. In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense. The Company is also conducting a depreciation study of its Canadian properties, plant and equipment, and expects to finalize this study by the first quarter of 2008.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,
(ii)	the interest cost of pension obligations,
(iii)	the expected long-term return on pension fund assets,
(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and
(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

Notes to Consolidated Financial Statements	U.S. GAAP

1Summary of significant accounting policies (continued)

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter. See Note 12 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date and goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs. The Standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination. The Standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company will apply SFAS No. 141(R) on a prospective basis.  The Standard may have a material impact on the reporting of future acquisitions in the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115,” which permits entities to elect to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity shall report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. This statement is effective as of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect this standard to have a significant impact on its financial statements.

2 Accounting changes

2007

Income taxes
On January 1, 2007, the Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. Disclosures prescribed by FIN No. 48 are presented in Note 15 – Income taxes.

Pensions and other postretirement benefits
On January 1, 2007, pursuant to SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allows for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represented the net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

Notes to Consolidated Financial Statements	U.S. GAAP

2 Accounting changes (continued)

2006

Stock-based compensation
On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which required the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter.

The Company adopted SFAS No. 123(R) using the modified prospective approach, which required application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company had been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements were not restated to reflect the impact of SFAS No. 123(R).

For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share. Disclosures prescribed by SFAS No. 123(R) for the Company’s various stock-based compensation plans are presented in Note 12 – Stock plans.

Pension and other postretirement plans
On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the Company to recognize the funded status of its various benefit plans in its Consolidated Balance Sheet. As such, on December 31, 2006, the Company increased its pension asset by $599 million, to $1,275 million, and decreased its pension and other postretirement benefits liability by $7 million, to $481 million. Pursuant to SFAS No. 158, the Company recognizes changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss). The actuarial gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost will be recognized as a component of Other comprehensive income (loss). These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This standard has no effect on the computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 9 – Other liabilities and deferred credits and Note 13 – Pensions, for the prospective application of SFAS No. 158 to the Company’s benefit plans.

The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the Company’s Consolidated Balance Sheet at December 31, 2006:

	Assets		Liabilities				Shareholders' equity
In millions	Pension	Total	Other postretirement benefits	Pension (1)	Net deferred income tax	Total	Accumulated other comprehensive loss	Total
Balance at December 31, 2006 before application of SFAS No. 158	$676	$23,405	$313	$175	$4,939	$13,995	$(458)	$9,410
Adjustments	599	599	(27)	20	192	185	414	414
Balance at December 31, 2006 after application of SFAS No. 158	$1,275	$24,004	$286	$195	$5,131	$14,180	$(44)	$9,824
(1)    On December 31, 2006, just prior to the adoption of SFAS No. 158, the Company had a minimum pension liability recorded of $17 million, with the offsetting amount recorded in Accumulated other comprehensive loss ($11 million after-tax).

Notes to Consolidated Financial Statements	U.S. GAAP

3 Acquisitions

2007

Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)
In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction that would normally provide for a decision by mid-2008.  The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed. The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008.  If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Acquisition of the Athabasca Northern Railway (ANY)
In December 2007, the Company acquired the rail assets of ANY for $25 million, for which it plans to invest $135 million in rail-line upgrades over the next three years.

2006

In 2006, the Company acquired the following three entities for a total acquisition cost of $84 million, paid in cash:

(i)	Alberta short-line railways, composed of the 600-mile Mackenzie Northern Railway, the 118-mile Lakeland & Waterways Railway and the 21-mile Central Western Railway,
(ii)	Savage Alberta Railway, Inc., a 345-mile short-line railway, and
(iii)	the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated.

All acquisitions were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

Notes to Consolidated Financial Statements	U.S. GAAP

4 Accounts receivable

In millions	December 31,	2007	2006
Freight		$146	$398
Non-freight		251	313
		397	711
Allowance for doubtful accounts		(27)	(19)
		$370	$692

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2007, the servicing asset and liability were not significant.  Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

At December 31, 2007, the Company had sold receivables that resulted in proceeds of $588 million under the accounts receivable securitization program ($393 million at December 31, 2006), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2006).

Other income included $24 million in 2007, $12 million in 2006 and $16 million in 2005, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

5 Properties

In millions	December 31, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	$22,020	$6,433	$15,587	$22,579	$6,445	$16,134
Rolling stock	4,702	1,606	3,096	4,833	1,676	3,157
Buildings	1,105	498	607	1,251	609	642
Information technology	667	131	536	622	101	521
Other	829	242	587	1,226	627	599
	$29,323	$8,910	$20,413	$30,511	$9,458	$21,053

Capital leases included in properties
Track and roadway (1)	$457	$38	$419	$450	$25	$425
Rolling stock	1,591	310	1,281	1,442	275	1,167
Buildings	119	2	117	38	3	35
Information technology	14	2	12	20	6	14
Other	211	63	148	188	41	147
	$2,392	$415	$1,977	$2,138	$350	$1,788
(1)
Includes the cost of land of $1,530 million and $1,746 million as at December 31, 2007 and 2006, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years.

Sale of Central Station Complex
In November 2007, CN finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs.  Under the agreement, CN has entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction resulted in a gain on disposition of $222 million,

Notes to Consolidated Financial Statements	U.S. GAAP

5 Properties (continued)

including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income (see Note 14).

6 Intangible and other assets

In millions	December 31,	2007	2006
Pension asset (Notes 2,13)		$1,768	$1,275
Investments (A)		24	142
Other receivables		106	95
Intangible assets (B)		54	65
Other		47	38
		$1,999	$1,615

A. Investments

As at December 31, 2007, the Company had $17 million ($134 million at December 31, 2006) of investments accounted for under the equity method and $7 million ($8 million at December 31, 2006) of investments accounted for under the cost method.

In November 2007, Germany's state-owned railway, Deutsche Bahn AG, acquired all of the shares of English Welsh and Scottish Railway (EWS), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest. The Company accounted for its investment in EWS using the equity method. The Company's share of the cash proceeds was $114 million (net after-tax proceeds are expected to approximate $84 million) resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income (see Note 14). An additional £18 million (Cdn$36 million) was placed in escrow and will be recognized when defined contingencies are resolved.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through past acquisitions.

7 Credit facility

The Company has a U.S.$1 billion revolving credit facility expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2007, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2006) and had letters of credit drawn of $57 million ($308 million as at December 31, 2006).

The Company’s commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2007, the Company had total borrowings under its commercial paper program of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.  The Company had no commercial paper outstanding as at December 31, 2006.

Notes to Consolidated Financial Statements	U.S. GAAP

8 Accounts payable and accrued charges

In millions	December 31,	2007	2006
Trade payables		$457	$529
Payroll-related accruals		234	232
Accrued charges		146	184
Income and other taxes		123	566
Accrued interest		118	124
Personal injury and other claims provision		102	115
Workforce reduction provisions		19	23
Other		83	50
		$1,282	$1,823

9 Other liabilities and deferred credits

In millions	December 31,	2007	2006
Personal injury and other claims provision, net of current portion		$344	$487
Other postretirement benefits liability, net of current portion (A)		248	269
Pension liability (Note 13)		187	195
Environmental reserve, net of current portion		83	106
Workforce reduction provisions, net of current portion (B)		53	74
Deferred credits and other		507	334
		$1,422	$1,465

A. Other postretirement benefits liability

The following disclosures in relation to the Company’s other postretirement benefit plans are made pursuant to SFAS No. 158 requirements.

(i) Obligations and funded status

In millions	Year ended December 31,	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year		$286	$300
Amendments		12	2
Adoption of SFAS No. 158 measurement date provision (Note 2)		2	-
Actuarial gain		(7)	(19)
Interest cost		15	16
Service cost		5	4
Curtailment gain		(9)	-
Foreign currency changes		(21)	-
Benefits paid		(17)	(17)
Benefit obligation at end of year		$266	$286
Unfunded status		$266	$286

Notes to Consolidated Financial Statements	U.S. GAAP

9 Other liabilities and deferred credits (continued)

(ii) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2007	2006
Current liabilities		$18	$17
Noncurrent liabilities		248	269
Total amount recognized		$266	$286

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions	December 31,	2007	2006
Net actuarial gain		$27	$34
Prior service cost		(8)	(7)

(iv) Components of net periodic benefit cost

In millions	Year ended December 31,	2007	2006	2005
Service cost		$5	$4	$5
Interest cost		15	16	19
Curtailment gain		(4)	-	-
Amortization of prior service cost		2	2	1
Recognized net actuarial gain		(4)	(5)	(1)
Net periodic benefit cost		$14	$17	$24

The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $3 million and $2 million, respectively.

(v) Weighted-average assumptions

The following assumptions are used in accounting for other postretirement benefits:

December 31,	2007	2006	2005
To determine benefit obligation
Discount rate	5.84%	5.44%	5.30%
Rate of compensation increase	3.50%	3.50%	3.75%

To determine net periodic benefit cost
Discount rate	5.44%	5.30%	5.90%
Rate of compensation increase	3.50%	3.75%	3.75%

(vi) Health care cost trend rate

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 12% for 2008 and 13% for 2007. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

Notes to Consolidated Financial Statements	U.S. GAAP

9 Other liabilities and deferred credits (continued)

A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point
	Increase	Decrease
Effect on total service and interest costs	$2	$(1)
Effect on benefit obligation	17	(14)

(vii) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions
2008	$18
2009	18
2010	19
2011	19
2012	20
Years 2013 to 2017	107

B. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next four years. In 2007, net charges and adjustments increased the provisions by $6 million (nil for the year ended December 31, 2006). Payments have reduced the provisions by $31 million for the year ended December 31, 2007 ($45 million for the year ended December 31, 2006). As at December 31, 2007, the aggregate provisions, including the current portion, amounted to $72 million ($97 million as at December 31, 2006).

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt

		U.S. dollar-
		denominated	December 31,
In millions	Maturity	amount	2007	2006
Debentures and notes: (A)

Canadian National series:
4.25% 5-year notes (B)	Aug. 1, 2009	$300	$297	$350
6.38% 10-year notes (B)	Oct. 15, 2011	400	397	466
4.40% 10-year notes (B)	Mar. 15, 2013	400	397	466
5.80% 10-year notes (B)	June 1, 2016	250	248	291
5.85% 10-year notes (B)	Nov. 15, 2017	250	248	-
6.80% 20-year notes (B)	July 15, 2018	200	198	233
7.63% 30-year debentures	May 15, 2023	150	149	175
6.90% 30-year notes (B)	July 15, 2028	475	471	554
7.38% 30-year debentures (B)	Oct. 15, 2031	200	198	233
6.25% 30-year notes (B)	Aug. 1, 2034	500	496	583
6.20% 30-year notes (B)	June 1, 2036	450	446	524
6.71% Puttable Reset SecuritiesSM (B)(C)	July 15, 2036	250	248	291
6.38% 30-year debentures (B)	Nov. 15, 2037	300	297	-

Illinois Central series:
6.98% 12-year notes	July 12, 2007	50	-	58
6.63% 10-year notes	June 9, 2008	20	20	23
5.00% 99-year income debentures	Dec. 1, 2056	7	7	9
7.70% 100-year debentures	Sept. 15, 2096	125	124	146

Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	150	149	175
			4,390	4,577
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)	July 14, 2094	-	842	842
Total debentures and notes			5,232	5,419

Other:
Commercial paper (E) (Note 7)			122	-
Capital lease obligations and other (F)			1,114	1,038
Total other			1,236	1,038
			6,468	6,457
Less:
Current portion of long-term debt			254	218
Net unamortized discount			851	853
			1,105	1,071
			$5,363	$5,386

A.  The Company’s debentures, notes and revolving credit facility are unsecured.

B.  These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt (continued)

C. On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset SecuritiesSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company's shelf prospectus and registration statement.

D. The Company records these notes as a discounted debt of $6 million, using an imputed interest rate of 5.75%. The discount of $836 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.

F. During 2007, the Company recorded $213 million ($264 million in 2006) in assets it acquired through equipment leases and $90 million relating to the leaseback arrangement from the Central Station Complex transaction (see Note 5), for which an equivalent amount was recorded in debt.

Interest rates for capital lease obligations range from approximately 3.0% to 7.9% with maturity dates in the years 2008 through 2037. The imputed interest on these leases amounted to $515 million as at December 31, 2007 and $384 million as at December 31, 2006.

The capital lease obligations are secured by properties with a net carrying amount of $1,566 million as at December 31, 2007 and $1,368 million as at December 31, 2006.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2007, for the next five years and thereafter, are as follows:

In millions
2008	$254
2009	409
2010	48
2011	628
2012	27
2013 and thereafter	4,251

H.  The aggregate amount of debt payable in U.S. currency as at December 31, 2007 was U.S.$5,280 million (Cdn$5,234 million) and U.S.$4,636 million (Cdn$5,403 million) as at December 31, 2006.

I.  The Company has U.S.$2.5 billion available under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

11 Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

Notes to Consolidated Financial Statements	U.S. GAAP

11 Capital stock (continued)

B. Issued and outstanding common shares

During 2007, the Company issued 3.0 million shares (5.1 million shares in 2006 and 6.6 million shares in 2005) related to stock options exercised. The total number of common shares issued and outstanding was 485.2 million as at December 31, 2007.

C. Share repurchase programs

In July 2007, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 33.0 million common shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

As at December 31, 2007, under this current share repurchase program, the Company repurchased 17.7 million common shares for $897 million, at a weighted-average price of $50.70 per share.

In June 2007, the Company completed its 28.0 million share repurchase program, which began on July 25, 2006, for a total of $1,453 million, at a weighted-average price of $51.88 per share. Of this amount, 12.5 million common shares were repurchased in 2007 for $687 million, at a weighted-average price of $54.93 per share.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

The number of participants holding shares at December 31, 2007 was 14,206 (12,590 at December 31, 2006 and 11,010 at December 31, 2005). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.3 million in 2007, 1.3 million in 2006 and 1.6 million in 2005, resulting in a pre-tax charge to income of $16 million, $15 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively.

B. Stock-based compensation plans

Compensation cost for awards under all stock-based compensation plans was $62 million, $79 million and $120 million for the years ended December 31, 2007, 2006 and 2005, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2007, 2006 and 2005 was $23 million, $22 million and $34 million, respectively.

(i) Cash settled awards

Restricted share units
The Company has granted restricted share units (RSUs), 0.7 million in 2007, 0.8 million in 2006, and 0.9 million in 2005, to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and to the Company’s share price during the last three months of the plan period. Given that the targets related to the 2005 grant were met at December 31, 2007, a payout of $47 million occurred in February of 2008, which was based on the Company’s share price during the 20-day period ending on January 31, 2008. As at December 31, 2007, 0.1 million of RSUs remained authorized for future issuance under this plan.

Vision 2008 Share Unit Plan
In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, entitling designated senior management employees to receive cash payout in January 2009. The Company granted 0.9 million share

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at December 31, 2007, 0.1 million share units remained authorized for future issuance under this plan.

Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years.  The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

The following table provides the 2007 activity for all cash settled awards:

	RSUs		Vision		VIDP
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2006	2.0	-	0.8	-	0.3	1.9
Granted	0.7	-	0.1	-	-	-
Forfeited	-	-	(0.1)	-	-	-
Vested during period	(1.1)	1.1	-	-	(0.1)	0.1
Payout	-	(0.1)	-	-	-	(0.2)
Conversion into VIDP	-	(0.1)	-	-	-	0.1
Outstanding at December 31, 2007	1.6	0.9	0.8	-	0.2	1.9

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		RSUs(1)			Vision(1)	VIDP(2)	Total
Year of grant	2007	2006	2005	2004	2005	2003 onwards
Stock-based compensation expense recognized over requisite service period
Year ended December 31, 2007	$11	$8	$14	$5	$2	$11	$51
Year ended December 31, 2006	N/A	$21	$19	$6	$8	$11	$65
Year ended December 31, 2005	N/A	N/A	$15	$74	$-	$13	$102

Liability outstanding
December 31, 2007	$11	$29	$48	$4	$8	$95	$195
December 31, 2006	N/A	$21	$34	$8	$8	$99	$170

Fair value per unit
December 31, 2007	$28.56	$38.88	$46.65	$46.65	$17.54	$46.65	N/A

Fair value of awards vested during period
Year ended December 31, 2007	$-	$1	$48	$9	$-	$5	$63
Year ended December 31, 2006	N/A	$-	$-	$4	$-	$5	$9
Year ended December 31, 2005	N/A	N/A	$-	$105	$-	$2	$107

Nonvested awards at December 31, 2007
Unrecognized compensation cost	$7	$8	$-	$4	$3	$7	$29
Remaining recognition period (years)	2.0	1.0	-	1.0	1.0	3.0	N/A

Assumptions (3)
Stock price ($)	$46.65	$46.65	$46.65	$46.65	$46.65	$46.65	N/A
Expected stock price volatility (4)	20%	20%	N/A	N/A	20%	N/A	N/A
Expected term (years) (5)	2.0	1.0	N/A	N/A	1.0	N/A	N/A
Risk-free interest rate (6)	3.74%	3.90%	N/A	N/A	3.49%	N/A	N/A
Dividend rate ($) (7)	$0.84	$0.84	N/A	N/A	$0.84	N/A	N/A

(1)
Beginning in 2006, compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005, compensation cost was measured using intrinsic value.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at period-end.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

(ii) Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2007, 14.4 million common shares remained authorized for future issuances under these plans.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. As at December 31, 2007, the Company’s performance and performance-accelerated stock options were fully vested.

For 2007, 2006 and 2005, the Company granted approximately 0.9 million, 1.1 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

The total number of options outstanding at December 31, 2007, for conventional, performance and performance-accelerated options was 10.6 million, 0.6 million and 3.5 million, respectively.

The following table provides the activity of stock option awards during 2007, and for options outstanding and exercisable at December 31, 2007, the weighted-average exercise price.

	Options outstanding		Nonvested options
	Number of options	Weighted- average exercise price	Number of options	Weighted- average grant date fair value
	In millions		In millions
Outstanding at December 31, 2006 (1)	16.9	$23.29	2.1	$11.61
Granted	0.9	$52.73	0.9	$13.36
Forfeited	(0.1)	$37.35	(0.1)	$12.06
Exercised	(3.0)	$20.19	N/A	N/A
Vested	N/A	N/A	(0.6)	$11.20
Outstanding at December 31, 2007 (1)	14.7	$24.55	2.3	$12.34
Exercisable at December 31, 2007 (1)	12.4	$21.17	N/A	N/A
(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2007 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2007 at the Company’s closing stock price of $46.65.

Options outstanding	Options exercisable
Range of exercise price	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Aggregate intrinsic value	Number of options	Weighted- average exercise price	Aggregate intrinsic value
	In millions			In millions	In millions		In millions
$8.90–$11.90	1.5	1.6	$11.29	$53	1.5	$11.29	$53
$13.54–$19.83	2.6	2.4	$16.19	79	2.6	$16.19	79
$20.27–$27.07	7.5	4.5	$23.12	176	7.5	$23.12	176
$28.93–$40.55	1.2	7.1	$31.69	18	0.5	$31.57	9
$41.40–$46.27	1.1	8.5	$44.42	2	0.2	$44.53	-
$46.73–$57.38	0.8	8.6	$52.00	-	0.1	$51.29	-
Balance at December 31, 2007 (1)	14.7	4.6	$24.55	$328	12.4	$21.17	$317
(1)
Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2007, the total number of in-the-money stock options outstanding was 13.9 million with a weighted-average exercise price of $23.06. The weighted- average years to expiration of exercisable stock options is 3.9 years.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2007	2006	2005	Prior to 2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2007	$6	$2	$3	$-	$11
Year ended December 31, 2006	N/A	$8	$3	$3	$14
Year ended December 31, 2005	N/A	N/A	$2	$16	$18

Fair value per unit
At grant date ($)	$13.36	$13.80	$9.19	$8.61	N/A

Fair value of awards vested during period
Year ended December 31, 2007	$-	$4	$3	$-	$7
Year ended December 31, 2006	N/A	$-	$3	$34	$37
Year ended December 31, 2005	N/A	N/A	$-	$34	$34

Nonvested awards at December 31, 2007
Unrecognized compensation cost	$5	$4	$3	$-	$12
Remaining recognition period (years)	3.1	2.1	1.1	-	N/A

Assumptions
Grant price ($)	$52.79	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.2	5.2	5.2	6.2	N/A
Risk-free interest rate (4)	4.12%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.84	$0.65	$0.50	$0.30	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

The following table provides information related to options exercised during the years ended December 31, 2007, 2006 and 2005:

In millions	Year ended December 31,	2007	2006	2005
Total intrinsic value		$105	$156	$139
Cash received upon exercise of options		$61	$101	$115
Related tax benefits realized		$16	$19	$21

Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period-end. For the year ended December 31, 2005, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Year ended December 31,	2005
Net income, as reported		$1,556
Add (deduct) compensation cost, net of applicable taxes, determined under:
Fair value method for all awards granted after Jan 1, 2003 (SFAS No. 123)		86
Fair value method for all awards (SFAS No. 123)		(110)
Pro forma net income		$1,532

Basic earnings per share, as reported		$2.82
Basic earnings per share, pro forma		$2.78

Diluted earnings per share, as reported		$2.77
Diluted earnings per share, pro forma		$2.73

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

A. Description of the Plan

The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

B. Funding policy

Employee contributions to the Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Plan was conducted as at December 31, 2006 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2008, 2009 and 2010 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

C. Description of fund assets

The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Plan have a fair market value of $15,208 million as at December 31, 2007 ($14,812 million at December 31, 2006). The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2007 and 2006, by asset category are as follows:

	Target	December 31,
Plan assets by category	allocation	2007	2006
Equity securities	53%	51%	52%
Debt securities	40%	34%	38%
Real estate	4%	2%	2%
Other	3%	13%	8%
	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries.

D. Weighted-average assumptions

The following assumptions are used in accounting for pension benefits:

	December 31,	2007	2006	2005
To determine benefit obligation
Discount rate		5.53%	5.12%	5.00%
Rate of compensation increase		3.50%	3.50%	3.75%

To determine net periodic benefit cost
Discount rate		5.12%	5.00%	5.75%
Rate of compensation increase		3.50%	3.75%	3.75%
Expected return on plan assets		8.00%	8.00%	8.00%

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

E. Information about the Company’s defined benefit pension plans

The following disclosures in relation to the Company’s defined benefit pension plans are made pursuant to SFAS No. 158 requirements.

(i) Obligations and funded status

In millions	Year ended December 31,	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year		$14,545	$14,346
Adoption of SFAS No. 158 measurement date provision (Note 2)		3	-
Interest cost		742	713
Actuarial (gain) loss		(195)	237
Service cost		150	146
Plan participants’ contributions		54	55
Foreign currency changes		(33)	(1)
Benefit payments and transfers		(847)	(951)
Benefit obligation at end of year		$14,419	$14,545
Component representing future salary increases		(618)	(771)
Accumulated benefit obligation at end of year		$13,801	$13,774

Change in plan assets
Fair value of plan assets at beginning of year		$15,625	$14,874
Employer contributions		75	112
Plan participants’ contributions		54	55
Foreign currency changes		(26)	1
Actual return on plan assets		1,119	1,534
Benefit payments and transfers		(847)	(951)
Fair value of plan assets at end of year		$16,000	$15,625
Funded status (Excess of fair value of plan assets over benefit obligation at end of year)		$1,581	$1,080

(ii) Amounts recognized in the Consolidated Balance Sheet

In millions	December 31,	2007	2006
Noncurrent assets (Note 6)		$1,768	$1,275
Noncurrent liability (Note 9)		(187)	(195)
Total amount recognized		$1,581	$1,080

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions	December 31,	2007	2006
Net actuarial gain		$1,039	$600
Prior service cost		(19)	(38)

(iv) Information for the pension plan with an accumulated benefit obligation in excess of plan assets

In millions	December 31,	2007	2006
Projected benefit obligation		$266	$386
Accumulated benefit obligation		229	337
Fair value of plan assets		79	177

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

(v) Components of net periodic benefit cost

In millions	Year ended December 31,	2007	2006	2005
Service cost		$150	$146	$138
Interest cost		742	713	742
Expected return on plan assets		(935)	(903)	(884)
Amortization of prior service cost		19	19	18
Recognized net actuarial loss		53	91	3
Net periodic benefit cost		$29	$66	$17

The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $19 million and nil, respectively.

(vi) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions
2008	$847
2009	879
2010	912
2011	942
2012	971
Years 2013 to 2017	5,245

14 Other income

In millions	Year ended December 31,	2007	2006	2005
Gain on disposal of Central Station Complex (Note 5)		$92	$-	$-
Gain on disposal of investment in EWS (Note 6)		61	-	-
Foreign exchange		24	18	12
Gain on disposal of properties		14	16	26
Equity in earnings of EWS (Note 6)		5	(6)	4
Net real estate costs		(6)	(12)	(12)
Costs related to the Accounts receivable securitization program		(24)	(12)	(16)
Other		-	7	(2)
		$166	$11	$12

Notes to Consolidated Financial Statements	U.S. GAAP

15 Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2007	2006	2005
Federal tax rate		22.1%	22.1%	22.1%
Income tax expense at the statutory Federal tax rate		$(598)	$(603)	$(516)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(318)	(354)	(331)
Deferred income tax adjustments due to rate enactments		317	228	(14)
Other (1)		51	87	80
Income tax expense		$(548)	$(642)	$(781)
Cash payments for income taxes		$867	$307	$186
(1)	Includes adjustments relating to the resolution of matters pertaining to prior years’ income taxes and other items.

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2007	2006	2005
Income before income taxes
Canada		$1,983	$2,009	$1,769
U.S.		723	720	568
		$2,706	$2,729	$2,337

Current income tax expense
Canada		$(418)	$(440)	$(95)
U.S.		(212)	(199)	(139)
		$(630)	$(639)	$(234)

Deferred income tax recovery (expense)
Canada		$141	$102	$(488)
U.S.		(59)	(105)	(59)
		$82	$(3)	$(547)

Notes to Consolidated Financial Statements	U.S. GAAP

15 Income taxes (continued)

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2007	2006
Deferred income tax assets
Workforce reduction provisions		$22	$32
Personal injury claims and other reserves		146	215
Other postretirement benefits liability		85	99
Losses and tax credit carryforwards		24	14
		277	360
Deferred income tax liabilities
Net pension asset		429	330
Properties and other		4,688	5,161
		5,117	5,491
Total net deferred income tax liability		$4,840	$5,131

Total net deferred income tax liability
Canada		$2,191	$2,050
U.S.		2,649	3,081
		$4,840	$5,131

Total net deferred income tax liability		$4,840	$5,131
Net current deferred income tax asset		68	84
Long-term deferred income tax liability		$4,908	$5,215

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2007, the Company had no operating loss carryforwards available to reduce future taxable income.  The Company has not recognized a deferred tax asset on the foreign exchange loss recorded in Accumulated other comprehensive loss on its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The Company recognized tax credits of $4 million in each of 2007, 2006 and 2005 for eligible research and development expenditures, which reduced the cost of properties.

The following table provides reconciliation for unrecognized tax benefits for Canada and the United States:

In millions
Gross unrecognized tax benefits as at January 1, 2007	$140
Additions:
Tax positions related to the current year	14
Tax positions related to prior years	11
Interest accrued on tax positions	15

Deductions:
Tax positions related to prior years	(11)
Interest accrued on tax positions	(6)
Settlements	(5)
Gross unrecognized tax benefits as at December 31, 2007	$158

Adjustments to reflect tax treaties and other arrangements	(81)
Net unrecognized tax benefits as at December 31, 2007	$77

Notes to Consolidated Financial Statements	U.S. GAAP

15  Income taxes (continued)

At December 31, 2007, the total amount of gross unrecognized tax benefits was $158 million, before considering tax treaties and other arrangements between taxation authorities, of which $45 million related to accrued interest and penalties.  If recognized, all of the net unrecognized tax benefits would affect the effective tax rate.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.

In Canada, the federal income tax returns filed for the years 2003 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

16 Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met.  The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 90% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

(i)	Each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;
(ii)	The regions service national accounts that extend over the Company’s various commodity groups and across its rail network;
(iii)	The services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;
(iv)	The Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2007	2006	2005
Revenues
Canada		$5,265	$5,293	$4,839
U.S.		2,632	2,636	2,607
		$7,897	$7,929	$7,446

In millions	Year ended December 31,	2007	2006	2005
Net income
Canada		$1,706	$1,671	$1,186
U.S.		452	416	370
		$2,158	$2,087	$1,556

Notes to Consolidated Financial Statements	U.S. GAAP

16 Segmented information (continued)

In millions	December 31,	2007	2006
Properties
Canada		$11,777	$11,129
U.S.		8,636	9,924
		$20,413	$21,053

17 Earnings per share

	Year ended December 31,	2007	2006	2005
Basic earnings per share		$4.31	$3.97	$2.82

Diluted earnings per share		$4.25	$3.91	$2.77

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2007	2006	2005
Net income		$2,158	$2,087	$1,556

Weighted-average shares outstanding		501.2	525.9	551.7
Effect of stock options		6.8	8.4	10.5
Weighted-average diluted shares outstanding		508.0	534.3	562.2

For the years ended December 31, 2007 and 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.1 million and 0.2 million, respectively. For the year ended December 31, 2005, all stock options were dilutive.

18 Major commitments and contingencies

A. Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term.  As at December 31, 2007, the Company’s commitments under these operating and capital leases were $879 million and $1,620 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital
2008	$152	$145
2009	125	165
2010	106	100
2011	84	164
2012	68	75
2013 and thereafter	344	971
	$879	1,620
Less : imputed interest on capital leases at rates ranging from approximately 3.0% to 7.9%		515
Present value of minimum lease payments included in debt		$1,105

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

Rent expense for all operating leases was $207 million, $202 million, and $233 million for the years ended December 31, 2007, 2006 and 2005, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2007, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $952 million. The Company also had agreements with fuel suppliers to purchase approximately 84% of its anticipated 2008 volume, 59% of its anticipated 2009 volume and 28% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2007, 2006 and 2005, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2007	2006	2005
Balance January 1	$195	$205	$204
Accruals and other	41	60	46
Payments	(40)	(70)	(45)
Balance December 31	$196	$195	$205

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

In 2007, 2006 and 2005, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $97 million, $62 million and $21 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

At December 31, 2007, 2006 and 2005, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2007	2006	2005
Balance January 1	$407	$452	$438
Accruals and other	(111)	(8)	61
Payments	(46)	(37)	(47)
Balance December 31	$250	$407	$452

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 21 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

In 2005, the Company had recorded a liability related to a derailment at Wabamun Lake, Alberta. Over the last two years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2007, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.

At December 31, 2007, 2006 and 2005, the Company’s provision for specific environmental sites and remediation, net of potential and actual insurance recoveries was as follows:

In millions	2007	2006	2005
Balance January 1	$131	$124	$113
Accruals and other	(1)	17	35
Payments	(19)	(10)	(24)
Balance December 31	$111	$131	$124

The Company anticipates that the majority of the liability at December 31, 2007 will be paid out over the next five years.

The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements. Such expenses amounted to $10 million in 2007 ($10 million in 2006 and $9 million in 2005). In addition, environmental capital expenditures were $14 million in 2007, $18 million in 2006 and $11 million in 2005. The Company expects to incur capital expenditures relating to environmental conditions of approximately $11 million in 2008, $12 million in 2009 and $9 million in 2010.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2008 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2007, the maximum exposure in respect of these guarantees was $145 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2007, the maximum potential liability under these guarantees was $462 million, of which $384 million was for workers’ compensation and other employee benefits and $78 million was for equipment under leases and other. During 2007, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

As at December 31, 2007 and 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2008 and 2010.

(iii) CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2007, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

(iv) General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties, which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

19 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its foreign currency and interest rate exposures, and does not use them for trading purposes. At December 31, 2007, the Company did not have any derivative financial instruments outstanding.

Notes to Consolidated Financial Statements	U.S. GAAP

19 Financial instruments (continued)

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.  However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after-tax at December 31, 2005).

Total realized gains from the Company’s fuel hedging activities, which are recorded as a reduction in fuel expense were $64 million and $177 million for the years ended December 31, 2006 and 2005, respectively.

The Company did not recognize any material gains or losses in each of 2006 and 2005 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk.  At December 31, 2007, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($12 million, $8 million after-tax at December 31, 2006) relating to treasury lock transactions settled in 2004.

(iv) Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of its net assets.

Notes to Consolidated Financial Statements	U.S. GAAP

19 Financial instruments (continued)

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2007 and 2006 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$24	$95	$142	$215

Financial liabilities
Long-term debt (including current portion)	$5,617	$5,850	$5,604	$5,946

20 Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2007	2006
Unrealized foreign exchange loss		$(762)	$(455)
Pension and other postretirement benefit plans		723	403
Derivative instruments		8	8
Accumulated other comprehensive loss		$(31)	$(44)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2007	2006	2005

Accumulated other comprehensive loss - Balance at January 1		$(44)	$(222)	$(148)

Other comprehensive income (loss):
Unrealized foreign exchange loss (net of income tax (expense) recovery of		(307)	(232)	(54)
$(91), $(231), and $27, for 2007, 2006 and 2005, respectively) (1)
Pension and other postretirement benefit plans
(net of income tax expense of $(129), nil, and $(1),
for 2007, 2006 and 2005, respectively) (Notes 9, 13)		320	1	3
Derivative instruments (net of income tax recovery of $1, $18, and $12,
for 2007, 2006 and 2005, respectively) (Note 19)		-	(39)	(23)
Deferred income tax rate enactment		-	34	-
Other comprehensive income (loss)		13	(236)	(74)

Adjustment to reflect the funded status of benefit plans (Note 2) :
Net actuarial gain (net of income tax expense of $(200) for 2006)		-	434	-
Prior service cost (net of income tax recovery of $14 for 2006)		-	(31)	-
Reversal of minimum pension liability adjustment (net of income
tax expense of $(6) for 2006)		-	11	-
Accumulated other comprehensive loss - Balance at December 31		$(31)	$(44)	$(222)
(1)
In 2006, the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

Notes to Consolidated Financial Statements	U.S. GAAP

21 Comparative figures

Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein.  As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities.  In order to be consistent with the presentation of other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate. This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $213 million for 2006 and $206 million for 2005. In addition, the Company reclassified its non-rail transportation revenues to Other revenues.  Previously, various revenues for non-rail transportation services were reported in both Rail freight revenues and Other revenues.

Item 4

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.”  Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations.  In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2007 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,400 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, in addition to co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2007, no individual commodity group accounted for more than 20% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic and 26% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network.  The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 16 – Segmented information, to the Company’s 2007 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people.  “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements.  Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

The Company sees further opportunities to grow the business and improve productivity. While the slowdown in the economy has affected CN in specific markets such as key forest products and construction materials, there are several opportunities that extend beyond business-cycle considerations. In Intermodal, the Prince Rupert Intermodal Terminal, opened in the fourth quarter of 2007, will allow CN to leverage the potential of the growing container trade between Asia and North America. In Bulk, the Company expects to continue to benefit from increased resource demand, particularly as it relates to recent coal mine expansion. In Merchandise, the Company sees growth potential for a number of commodities, particularly pipes, machinery and equipment, condensate and other commodities associated with oil and gas development in western Canada.  While there is an increasing risk of recession in the U.S. economy, the Company’s assumption is that economic growth in North America and globally will continue to slow down in 2008, but that a recession will not take place. In addition, the Company’s assumption is that the risks outlined in the Business risks section of this MD&A will not result in a material impact on its financial statements.

The Company, on an ongoing basis, invests in various strategic initiatives to grow the business. Some of these recent initiatives include the proposed acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which is pending approval by the U.S. Surface Transportation Board (STB); the acquisition of short lines in Alberta to help oil sands operators meet growing demand for energy; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary, with offices in Europe and China; and the formation of CN WorldWide North America, a new operating entity, to manage and expand the scope and scale of the Company’s existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.

The opportunities to further improve productivity extend across all functions in the organization. In Transportation, the Company is aiming to continue to increase productivity on the track and in the yards. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is working to increase the productivity of its field forces, again through better use of traffic information and, as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, and also costs for legal claims and health care.

CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably. In 2008, CN plans to invest approximately $1.5 billion on capital programs, of which over $1 billion is targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as upgrades to the recently acquired rail assets of the Athabasca Northern Railway (ANY). This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and in western Canada.

CN’s equipment spending, targeted to reach approximately $140 million in 2008, is intended to develop growth opportunities and to improve the quality of the fleet to meet customer requirements. This amount includes the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet.  CN also expects to spend more than $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency, and on other projects to increase productivity.

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, is fully supported by senior management, and engages employees at all levels of the organization.

Environmental protection is also an integral part of CN’s day-to-day activities.  A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Financial outlook

During the year, the Company issued and updated its financial outlook.  The 2007 actual results are in line with the latest financial outlook provided by the Company.

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2007	2006	2005
Financial results
Revenues (a)	$7,897	$7,929	$7,446
Operating income	$2,876	$3,030	$2,624
Net income (b) (c)	$2,158	$2,087	$1,556

Operating ratio (a)	63.6%	61.8%	64.8%
Basic earnings per share (b) (c)	$4.31	$3.97	$2.82
Diluted earnings per share (b) (c)	$4.25	$3.91	$2.77

Dividend declared per share	$0.84	$0.65	$0.50

Financial position
Total assets	$23,460	$24,004	$22,188
Total long-term financial liabilities	$11,693	$12,066	$10,981

Statistical operating data and productivity measures
Employees (average for the period )	22,389	22,092	22,637
Gross ton miles (GTM) per average number of employees (thousands )	15,539	15,977	15,148
GTMs per U.S. gallon of fuel consumed	887	880	851
(a)	The 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

(b)
The 2007 figures included a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in English Welsh and Scottish Railway (EWS) of $61 million, or $41 million after-tax ($0.08 per basic or diluted share).

(c)
The 2006 figures included a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Financial results

2007 compared to 2006
In 2007, net income increased by $71 million, or 3%, to $2,158 million, when compared to 2006, with diluted earnings per share rising 9%, to $4.25. Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the Central Station Complex of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million after-tax ($0.08 per basic or diluted share). Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006. The decrease of $32 million, relatively flat on a percentage basis, was mainly due to the translation impact of a stronger Canadian dollar on U.S. dollar-denominated revenues, weakness in specific markets, particularly forest products, and the impact of the United Transportation Union (UTU) strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors was the impact of net freight rate increases, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.

Operating expenses increased by $122 million, or 2%, to $5,021 million, mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of a stronger Canadian dollar on U.S dollar-denominated expenses and decreased labor and fringe benefits.

The operating ratio, defined as operating expenses as a percentage of revenues, was 63.6% in 2007 compared to 61.8% in 2006, a 1.8-point increase.

In addition to the weather conditions and operational challenges in the first half of 2007, the Company’s results in 2007 included the impact of a first quarter 2007 strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter 2007 operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share).

 Foreign exchange fluctuations have had an impact on the comparability of the results of operations.  In 2007, the strengthening of the Canadian dollar relative to the U.S. dollar, which affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $35 million.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2007	2006	% Change
Rail freight revenues		$7,186	$7,254	(1%)
Other revenues		711	675	5%
Total revenues		$7,897	$7,929	-

Rail freight revenues:
Petroleum and chemicals		$1,226	$1,171	5%
Metals and minerals		826	835	(1%)
Forest products		1,552	1,747	(11%)
Coal		385	370	4%
Grain and fertilizers		1,311	1,258	4%
Intermodal		1,382	1,394	(1%)
Automotive		504	479	5%
Total rail freight revenues		$7,186	$7,254	(1%)

Revenue ton miles (RTM) (millions)		184,148	185,610	(1%)
Rail freight revenue/RTM (cents)		3.90	3.91	-
Carloads (thousands)		4,744	4,824	(2%)
Rail freight revenue/carload (dollars)		1,515	1,504	1%
Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006. The decrease of $32 million was mainly due to the translation impact of a stronger Canadian dollar on U.S. dollar-denominated revenues of approximately $220 million; weakness in specific markets, particularly forest products; and the impact of the UTU strike and adverse weather conditions in the first half of 2007.  Partly offsetting these factors was the impact of net freight rate increases of approximately $170 million, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.

In 2007, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, declined 1% relative to 2006. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, was flat compared to 2006, partly due to net freight rate increases that were offset by the translation impact of a stronger Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,226	$1,171	5%
RTMs (millions)		32,761	31,868	3%
Revenue/RTM (cents)		3.74	3.67	2%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants.  These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2007, revenues for this commodity group increased by $55 million, or 5%, from 2006. The increase in this commodity group was mainly due to net freight rate increases; the continued growth of condensate movements, both from the west coast of Canada and the U.S.; and increased volumes in petroleum products, driven by higher shipments of diesel and heavy fuel oils in Canada and alternative fuels in the U.S. These gains were partly offset by the translation impact of a stronger Canadian dollar; areas of market weakness for plastic feedstocks, driven largely by a customer plant closure, and for PVC plastics and chemicals; and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Revenue per revenue ton mile increased by 2% in 2007, mainly due to net freight rate increases and an improvement in traffic mix that were partly offset by the translation impact of a stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Percentage of revenues
Chemicals	39%
Petroleum and plastics	61%

	2003	2004	2005	2006	2007
Carloads*	564	596	594	590	599
(In thousands)
*Includes the former Great Lakes Transportation LLC’s railroads and related holdings (GLT) from May 10, 2004 and the former BC Rail (BC Rail) from July 14, 2004.

Metals and minerals

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$826	$835	(1%)
RTMs (millions)		16,719	17,467	(4%)
Revenue/RTM (cents)		4.94	4.78	3%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2007, revenues for this commodity group decreased by $9 million, or 1%, from 2006. The decrease in this commodity group was mainly due to the translation impact of a stronger Canadian dollar and softer demand for construction materials, primarily caused by fewer shipments of cement and roofing material. Partly offsetting these factors were net freight rate increases, strong shipments of steel slabs and plates, and increased volumes of machinery and dimensional loads. Revenue per revenue ton mile increased by 3% in 2007, mainly due to net freight rate increases and a reduction in the average length of haul, largely caused by the recovery of short-haul iron ore volumes. Partly offsetting these factors was the translation impact of a stronger Canadian dollar.

Percentage of revenues
Metals	54%
Minerals	25%
Iron ore	21%

	2003	2004	2005	2006	2007
Carloads*	396	801	994	981	1,010
(In thousands)
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Forest products

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,552	$1,747	(11%)
RTMs (millions)		39,808	42,488	(6%)
Revenue/RTM (cents)		3.90	4.11	(5%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America.  In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages,

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

unique access and product diversity tend to reduce the overall impact of market fluctuations. For the year ended December 31, 2007, revenues for this commodity group decreased by $195 million, or 11%, when compared to 2006. The decrease in 2007 was mainly due to weak market conditions, the translation impact of a stronger Canadian dollar and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors were improvements in traffic mix as a result of extended routings and net freight rate increases. Revenue per revenue ton mile decreased by 5% in 2007, mainly due to an increase in the average length of haul and the translation impact of a stronger Canadian dollar, which were partly offset by net freight rate increases.

		Percentage of revenues
Lumber and panels				46%
Pulp and paper				54%

	2003	2004	2005	2006	2007
Carloads*	618	678	712	667	584
(In thousands)
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

 Coal

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$385	$370	4%
RTMs (millions)		13,776	13,727	-
Revenue/RTM (cents)		2.79	2.70	3%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to steel producers. For the year ended December 31, 2007, revenues for this commodity group increased by $15 million, or 4%, from 2006. The improvement in this commodity group was mainly due to increased shipments of metallurgical coal in western Canada, largely driven by a new mine start-up, positive changes in traffic mix and net freight rate increases. Partly offsetting these gains were reduced shipments of imported metallurgical coke to the U.S., the cessation by the Company of certain short-haul U.S. coal shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007. The revenue per revenue ton mile increase of 3% in 2007 was mainly due to a positive change in traffic mix and net freight rate increases, which were partly offset by the translation impact of a stronger Canadian dollar.

		Percentage of revenues
Coal				86%
Petroleum coke				14%

	2003	2004	2005	2006	2007
Carloads*	406	429	448	411	361
(In thousands)
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Grain and fertilizers

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,311	$1,258	4%
RTMs (millions)		45,359	44,096	3%
Revenue/RTM (cents)		2.89	2.85	1%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.  For the year ended December 31, 2007, revenues for this commodity group increased by $53 million, or 4%, from 2006.  The improvement in this commodity group was mainly due to net freight rate increases and increased volumes, particularly of potash into the U.S., ethanol and Canadian grain exports.  These gains were partly offset by the translation impact of a stronger Canadian dollar, lower U.S. corn shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Revenue per revenue ton mile increased by 1% in 2007, largely due to net freight rate increases and a positive change in traffic mix that were partly offset by the translation impact of a stronger Canadian dollar.

		Percentage of revenues
Food grain				28%
Feed grain				26%
Oilseeds				26%
Fertilizers				20%

	2003	2004	2005	2006	2007
Carloads*	552	577	566	594	601
(In thousands)
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Intermodal

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,382	$1,394	(1%)
RTMs (millions)		32,607	32,922	(1%)
Revenue/RTM (cents)		4.24	4.23	-

The intermodal commodity group is comprised of two segments: domestic and international.  The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans.  The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2007, revenues for this commodity group decreased by $12 million, or 1%, from 2006. The decrease in this commodity group was mainly due to the translation impact of a stronger Canadian dollar, reduced overseas traffic due to lower volumes through the ports of Halifax and Montreal and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors were net freight rate increases, an increase in volume through the port of Vancouver and the opening of

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

the Port of Prince Rupert in the fourth quarter. Revenue per revenue ton mile remained relatively flat in 2007, mainly due to net freight rate increases that were offset by the translation impact of a stronger Canadian dollar.

		Percentage of revenues
Domestic				48%
International				52%

	2003	2004	2005	2006	2007
Carloads*	1,276	1,202	1,248	1,326	1,324
(In thousands)
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Automotive

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$504	$479	5%
RTMs (millions)		3,118	3,042	2%
Revenue/RTM (cents)		16.16	15.75	3%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to all vehicle assembly plants in Canada; eight assembly plants in Michigan; and one in Mississippi. The Company also serves more than 20 vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.  The Company’s automotive revenues are closely correlated to automotive production and sales in North America.  For the year ended December 31, 2007, revenues for this commodity group increased by $25 million, or 5%, from 2006. The improvement in this commodity group was mainly due to increased market share of finished vehicles coming out of the U.S. into western Canada, increases in finished vehicles entering North America through CN-served ports, the benefit of new facilities in Ontario and Michigan and net freight rate increases that were partly offset by the translation impact of a stronger Canadian dollar.  Revenue per revenue ton mile increased by 3% in 2007, largely due to net freight rate increases that were partly offset by the translation impact of a stronger Canadian dollar.

		Percentage of revenues
Finished vehicles				85%
Auto parts				15%

	2003	2004	2005	2006	2007
Carloads*	288	295	279	255	265
(In thousands)

Other revenues

Other revenues mainly includes revenues from non-rail transportation services, interswitching, and maritime operations. In 2007, Other revenues increased by $36 million, or 5%, when compared to 2006, mainly due to an increase in non-rail transportation services revenues and higher optional service revenues which were partly offset by the translation impact of a stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Operating expenses

Operating expenses amounted to $5,021 million in 2007 compared to $4,899 million in 2006. The increase of $122 million, or 2%, in 2007 was mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of a stronger Canadian dollar on U.S dollar-denominated expenses of approximately $135 million and decreased labor and fringe benefits. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses as lower labor and fringe benefits expense was mostly offset by increases in purchased services and other expenses.

					Percentage of revenues
In millions	Year ended December 31,	2007	2006	% Change	2007	2006

Labor and fringe benefits		$1,701	$1,823	7%	21.5%	23.0%
Purchased services and material		1,045	1,027	(2%)	13.2%	13.0%
Fuel		1,026	892	(15%)	13.0%	11.2%
Depreciation and amortization		677	650	(4%)	8.6%	8.2%
Equipment rents		247	198	(25%)	3.1%	2.5%
Casualty and other		325	309	(5%)	4.2%	3.9%
Total		$5,021	$4,899	(2%)	63.6%	61.8%
Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense decreased by $122 million, or 7%, in 2007 as compared to 2006. The decrease was mainly due to lower annual employee incentive costs, the translation impact of a stronger Canadian dollar, a reduction in net periodic benefit cost for pensions, lower stock-based compensation expense and net savings due to the first-quarter UTU strike. Partly offsetting these factors were higher workforce levels, particularly in the second half of 2007, and annual wage increases.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads.  These expenses increased by $18 million, or 2%, in 2007 as compared to 2006. The increase was mainly due to higher costs for outsourced non-rail transportation services, higher repairs and maintenance expenses and higher costs as a result of the first-quarter UTU strike, which were partly offset by the translation impact of a stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles.  These expenses increased by $134 million, or 15%, in 2007 as compared to 2006. The increase was mainly due to a 13% increase in the average price per U.S. gallon of fuel when compared to the 2006 average price, which included the benefits of the fuel hedging program that expired in September 2006.  Partly offsetting these factors were the translation impact of a stronger Canadian dollar, a decrease in freight volumes and improvements in fuel productivity.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations.  These expenses increased by $27 million, or 4%, in 2007 as compared to 2006. The increase was mainly due to the impact of net capital additions, which was partly offset by the translation impact of a stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $49 million, or 25%, in 2007 as compared to 2006. The increase was mainly due to lower car hire income as a result of the reduction in traffic for forest products, shorter car cycles offline, increased car hire expense due to reduced velocity online related to the impact of the UTU strike and adverse weather conditions in western Canada in the first half of 2007. Partly offsetting these factors was the translation impact of a stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses.  These expenses increased by $16 million, or 5%, in 2007 as compared to 2006.  The increase was due primarily to increased accident costs as well as expenses incurred for the deployment of management employees as a result of the first-quarter UTU strike. Partly offsetting these factors was a lower expense for U.S. personal injury claims reflecting the results of the actuarial valuations in 2007.

Other

Interest expense: Interest expense increased by $24 million, or 8%, for the year ended December 31, 2007 as compared to 2006, mainly due to a higher average debt balance that was partly offset by the translation impact of a stronger Canadian dollar.

Other income: In 2007, the Company recorded Other income of $166 million compared to $11 million in 2006. The increase was mainly due to the gains on sale of the Central Station Complex of $92 million and the Company’s investment in EWS of $61 million.

Income tax expense: The Company recorded income tax expense of $548 million for the year ended December 31, 2007 compared to $642 million in 2006. Included in the 2007 income tax expense was a deferred income tax recovery of $328 million, resulting mainly from the enactment of corporate income tax rate changes in Canada. Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. The effective tax rate for 2007 was 20.3% compared to 23.5% in 2006. Excluding the deferred income tax recoveries, the effective tax rates for 2007 and 2006 were 32.4% and 33.7%, respectively.  The decrease in the effective tax rate, excluding the deferred income tax recoveries, was mainly due to lower corporate income tax rates in Canada.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

2006 compared to 2005

In 2006, net income increased by $531 million, or 34%, to $2,087 million, when compared to 2005, with diluted earnings per share rising 41%, to $3.91. Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Revenues increased by $483 million, or 6%, to $7,929 million, mainly due to freight rate increases and volume growth, particularly for grain, intermodal and metals and minerals, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Operating expenses increased by $77 million, or 2%, to $4,899 million, mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower casualty and other expense.

The operating ratio, defined as operating expenses as a percentage of revenues, was 61.8% in 2006 compared to 64.8% in 2005, a 3.0-point betterment.

Foreign exchange fluctuations have had an impact on the comparability of the results of operations.  In 2006, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $60 million.

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2006	2005	% Change

Rail freight revenues		$7,254	$6,793	7%
Other revenues		675	653	3%
Total revenues		$7,929	$7,446	6%

Rail freight revenues:
Petroleum and chemicals		$1,171	$1,093	7%
Metals and minerals		835	777	7%
Forest products		1,747	1,742	-
Coal		370	324	14%
Grain and fertilizers		1,258	1,118	13%
Intermodal		1,394	1,252	11%
Automotive		479	487	(2%)
Total rail freight revenues		$7,254	$6,793	7%

Revenue ton miles (RTM) (millions)		185,610	179,701	3%
Rail freight revenue/RTM (cents)		3.91	3.78	3%
Carloads (thousands)		4,824	4,841	-
Rail freight revenue/carload (dollars)		1,504	1,403	7%
Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues for the year ended December 31, 2006 totaled $7,929 million compared to $7,446 million in 2005.  The increase of $483 million, or 6%, was mainly due to freight rate increases of approximately $500 million, of which approximately 40% was due to higher fuel surcharge revenues that mainly resulted from increases in applicable fuel prices; and volume growth, particularly for grain, intermodal and metals and minerals. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of approximately $255 million.

In 2006, revenue ton miles increased by 3% relative to 2005. Rail freight revenue per revenue ton mile increased by 3% in 2006 when compared to 2005, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues and an increase in the average length of haul.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Petroleum and chemicals

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,171	$1,093	7%
RTMs (millions)		31,868	31,235	2%
Revenue/RTM (cents)		3.67	3.50	5%

Revenues for the year ended December 31, 2006 increased by $78 million, or 7%, from 2005. The improvement in this commodity group was mainly due to freight rate increases and increased shipments of condensate for oil sands-related development, and plastics and petrochemicals.  These gains were partly offset by the translation impact of the stronger Canadian dollar; lower petroleum products shipments in the second quarter of 2006 due to a temporary refinery shutdown; reduced spot shipments of heavy fuel oils in eastern Canada; lower liquefied petroleum gas shipments on account of warmer weather conditions; and a reduction in sulfur shipments in western Canada, particularly in the fourth quarter of 2006 due to inclement weather. Revenue per revenue ton mile increased by 5% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Metals and minerals

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$835	$777	7%
RTMs (millions)		17,467	16,848	4%
Revenue/RTM (cents)		4.78	4.61	4%

Revenues for the year ended December 31, 2006 increased by $58 million, or 7%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; strong shipments of Canadian long steel products, primarily pipes for oil sands-related development; increased volumes of U.S. iron ore and raw materials for steel production due to higher demand, despite temporary fourth-quarter 2006 production issues at a customer plant; and strong machinery and dimensional loads traffic also for oil sands-related development. Partly offsetting these gains was the translation impact of the stronger Canadian dollar and reduced construction material shipments, particularly in the fourth quarter of 2006 due to softening demand. Revenue per revenue ton mile increased by 4% in 2006, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Forest products

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,747	$1,742	-
RTMs (millions)		42,488	42,330	-
Revenue/RTM (cents)		4.11	4.12	-

Revenues for the year ended December 31, 2006 increased by $5 million, remaining relatively flat when compared to 2005.  The improvement in this commodity group was mainly due to freight rate increases and increased lumber shipments originating from western Canada in the first half of 2006. Largely offsetting these gains was the translation impact of the stronger Canadian dollar; a reduction in pulp and paper shipments due to continued weak market conditions and related mill closures; and lower lumber shipments originating from eastern Canada, particularly driven by mill closures in the fourth quarter of 2006. Revenue per revenue ton mile was flat in 2006 when compared to 2005, mainly due to freight rate increases that were offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Coal

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$370	$324	14%
RTMs (millions)		13,727	13,576	1%
Revenue/RTM (cents)		2.70	2.39	13%

Revenues for the year ended December 31, 2006 increased by $46 million, or 14%, from 2005. The improvement in this commodity group was mainly due to the expansion of metallurgical coal mines in western Canada and freight rate increases. Partly offsetting these gains was a decline in CN shipments originating from U.S. coal mines; the translation impact of the stronger Canadian dollar; and the loss of export shipments of petroleum coke due to adverse market conditions. The revenue per revenue ton mile increase of 13% in 2006 was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Grain and fertilizers

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,258	$1,118	13%
RTMs (millions)		44,096	40,393	9%
Revenue/RTM (cents)		2.85	2.77	3%

Revenues for the year ended December 31, 2006 increased by $140 million, or 13%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; higher shipments of U.S. corn mainly due to a larger harvest; stronger volumes of Canadian wheat due to a high quality crop; and increased shipments of canola. These gains were partly offset by the translation impact of the stronger Canadian dollar; decreased shipments of potash and other fertilizers due in part to soft North American market conditions; and decreased Canadian barley shipments. Revenue per revenue ton mile increased by 3% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Intermodal

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,394	$1,252	11%
RTMs (millions)		32,922	32,184	2%
Revenue/RTM (cents)		4.23	3.89	9%

Revenues for the year ended December 31, 2006 increased by $142 million, or 11%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; growth in international container traffic, primarily from Asia; and increased domestic movements, particularly to transborder markets and western Canada.  Partly offsetting these gains was the translation impact of the stronger Canadian dollar.  The revenue per revenue ton mile increase of 9% in 2006 was largely due to freight rate increases and a decrease in the average length of haul, which were partly offset by the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Automotive

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$479	$487	(2%)
RTMs (millions)		3,042	3,135	(3%)
Revenue/RTM (cents)		15.75	15.53	1%

Revenues for the year ended December 31, 2006 decreased by $8 million, or 2%, from 2005. The translation impact of the stronger Canadian dollar and reduced shipments from domestic producers, primarily driven by production slowdowns was partly offset by the benefit of freight rate increases and higher shipments of import vehicles via CN-served ports. Revenue per revenue ton mile increased by 1% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Other revenues

In 2006, Other revenues increased by $22 million, or 3%, when compared to 2005, mainly due to increased interswitching, rental and maritime operations.

Operating expenses

Operating expenses amounted to $4,899 million in 2006 compared to $4,822 million in 2005. The increase of $77 million, or 2%, in 2006 was mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of approximately $150 million and lower casualty and other expense.

					Percentage of revenues
In millions	Year ended December 31,	2006	2005	% Change	2006	2005
Labor and fringe benefits		$1,823	$1,856	2%	23.0%	24.9%
Purchased services and material		1,027	993	(3%)	13.0%	13.3%
Fuel		892	730	(22%)	11.2%	9.8%
Depreciation and amortization		650	627	(4%)	8.2%	8.5%
Equipment rents		198	192	(3%)	2.5%	2.6%
Casualty and other		309	424	27%	3.9%	5.7%
Total		$4,899	$4,822	(2%)	61.8%	64.8%
Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Labor and fringe benefits: Labor and fringe benefits expense decreased by $33 million, or 2%, in 2006 as compared to 2005. The decrease was mainly due to lower stock-based compensation expense, largely due to an acceleration of a grant payout in 2005; the translation impact of the stronger Canadian dollar; the impact of a reduced workforce and ongoing productivity improvements; and an increase in the first quarter of 2005 to the workforce reduction provision mainly for increased health care costs. Partly offsetting these factors were annual wage increases and an increase in net periodic benefit cost for pensions, mainly as a result of a decrease in the Company’s discount rate used in 2006 relative to 2005.

Purchased services and material: Purchased services and material expense increased by $34 million, or 3%, in 2006 as compared to 2005. The increase was mainly due to higher expenses for various services, particularly for the Company’s maritime activities, higher expenses for locomotive maintenance, lower income from joint facilities, and costs related to the upgrading of track shared with another railroad. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Fuel: Fuel expense increased by $162 million, or 22%, in 2006 as compared to 2005. The increase was mainly due to a 24% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, and higher freight volumes.  Partly offsetting these factors were the translation impact of the stronger Canadian dollar and productivity improvements.

Depreciation and amortization: Depreciation and amortization expense increased by $23 million, or 4%, in 2006 as compared to 2005. The increase was mainly due to the impact of net capital additions and higher depreciation rates for the information technology asset class, which were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense increased by $6 million, or 3%, in 2006 as compared to 2005. The increase was due to lower car hire income, mainly due to shorter routes and offline cycles, that was partly offset by lower lease and car hire expense, and the translation impact of the stronger Canadian dollar.

Casualty and other: Casualty and other expense decreased by $115 million, or 27%, in 2006 as compared to 2005. The decrease was largely due to a net reduction to the provision for U.S. personal injuries following the 2006 actuarial studies; a lower expense for occupational disease claims; and lower derailment-related expenses, mainly due to costs that were incurred for the incident at Wabamun Lake in 2005.  Partly offsetting these items were higher operating taxes and increased environmental expenses for ongoing site restoration.

Other

Interest expense: Interest expense increased by $13 million, or 4%, for the year ended December 31, 2006 as compared to 2005, mainly due to interest on 2006 debt issuances and higher capital lease obligations that were partly offset by the translation impact of the stronger Canadian dollar.

Other income: In 2006, the Company recorded Other income of $11 million compared to $12 million in 2005. The decrease was mainly due to lower investment income, which was largely offset by higher foreign exchange gains and lower costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $642 million for the year ended December 31, 2006 compared to $781 million in 2005. Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. Excluding this deferred income tax recovery, the effective tax rate for the year ended December 31, 2006 was 33.7% compared to 33.4% in 2005.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Summary of quarterly financial data – unaudited

In millions, except per share data
		2007 Quarters				2006 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues (a)	$1,941	$2,023	$2,027	$1,906	$2,000	$2,032	$2,000	$1,897
Operating income	$736	$768	$811	$561	$756	$844	$805	$625
Net income	$833	$485	$516	$324	$499	$497	$729	$362

Basic earnings per share	$1.70	$0.97	$1.02	$0.64	$0.97	$0.95	$1.38	$0.68
Diluted earnings per share	$1.68	$0.96	$1.01	$0.63	$0.95	$0.94	$1.35	$0.66

Dividend declared per share	$0.2100	$0.2100	$0.2100	$0.2100	$0.1625	$0.1625	$0.1625	$0.1625
(a)	The 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.  The continued fluctuations in the Canadian dollar relative to the U.S. dollar have also affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations as discussed herein:

In millions, except per share data
		2007 Quarters				2006 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries	$284	$14	$30	$-	$27	$-	$250	$-
Gain on sale of Central Station Complex (after-tax)	64	-	-	-	-	-	-	-
Gain on sale of investment in EWS (after-tax)	41	-	-	-	-	-	-	-
UTU strike (after-tax)	-	-	-	(35)	-	-	-	-
Impact on net income	$389	$14	$30	$(35)	$27	$-	$250	$-

Basic earnings per share	$0.79	$0.03	$0.06	$(0.07)	$0.05	$-	$0.48	$-
Diluted earnings per share	$0.78	$0.03	$0.06	$(0.07)	$0.05	$-	$0.46	$-

Revenue reclassification

Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein.  As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities. In order to be consistent with the presentation of other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate.  This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $213 million for 2006 and $206 million for 2005.  In addition, the Company reclassified its non-rail transportation revenues to Other revenues. Previously, various revenues for non-rail transportation services were reported in both Rail freight revenues and Other revenues.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations.  The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,417 million for the year ended December 31, 2007 compared to $2,951 million for 2006. Net cash receipts from customers and other were $8,139 million for the year ended December 31, 2007, an increase of $193 million when compared to 2006, mainly due to an increase in the proceeds received under the Company’s accounts receivable securitization program. In 2007, payments for employee services, suppliers and other expenses were $4,323 million, an increase of $193 million when compared to 2006, principally due to higher payments for labor and fringe benefits, fuel and car hire. Payments for income taxes in 2007 were $867 million, an increase of $560 million when compared to 2006, mainly due to the final payment for Canadian income taxes, in respect of the 2006 fiscal year.  Also consuming cash in 2007 were payments for interest, workforce reductions and personal injury and other claims of $340 million, $31 million and $86 million, respectively, compared to $294 million, $45 million and $107 million, respectively, in 2006. In 2007 and 2006, pension contributions were $75 million and $112 million, respectively. In 2008, payments for workforce reductions, pension contributions and income taxes are expected to be $19 million, $100 million and approximately $500 million (see the Income taxes section of this MD&A), respectively.  There are currently no specific or unusual requirements relating to working capital other than the items disclosed.

Investing activities: Cash used by investing activities in 2007 amounted to $895 million compared to $1,349 million in 2006.  The Company’s investing activities in 2007 included property additions of $1,387 million, an increase of $89 million when compared to 2006; and $25 million for the acquisition of the rail assets of ANY. Also included in investing activities are the net proceeds of $465 million from the disposition of the Central Station Complex and the Company’s investment in EWS.  The following table details property additions for 2007 and 2006:

In millions	Year ended December 31,	2007	2006
Track and roadway		$1,069	$1,012
Rolling stock		281	349
Buildings		172	35
Information technology		97	81
Other		69	82
Gross property additions		1,688	1,559

Less: capital leases (a)		301	261
Property additions		$1,387	$1,298
(a)
During 2007, the Company recorded $213 million ($264 million in 2006) in assets it acquired through equipment leases and $90 million relating to the leaseback arrangement from the Central Station Complex transaction, for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2008, the Company expects to invest approximately $1.5 billion for its capital programs.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Free cash flow
The Company generated $828 million of free cash flow for the year ended December 31, 2007, compared to $1,343 million in 2006. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2007	2006
Cash provided from operating activities		$2,417	$2,951
Cash used by investing activities		(895)	(1,349)
Cash provided before financing activities		1,522	1,602

Adjustments:
Change in accounts receivable securitization		(228)	82
Dividends paid		(418)	(340)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		(48)	(1)
Free cash flow		$828	$1,343

Financing activities: Cash used by financing activities totaled $1,343 million for the year ended December 31, 2007 compared to $1,484 million in 2006. In September 2007, the Company issued U.S.$250 million (Cdn$250 million) of 5.85% Notes due 2017 and U.S.$300 million (Cdn$300 million) of 6.375% Debentures due 2037. The Company used the net proceeds of U.S.$544 million to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program.  In 2007 and 2006, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

Cash received from options exercised during 2007 and 2006 was $61 million and $101 million, respectively, and the related tax benefit realized upon exercise was $16 million and $19 million, respectively.

In 2007, the Company repurchased 30.2 million common shares under its share repurchase programs for $1,584 million: 17.7 million common shares for $897 million (weighted-average price of $50.70 per share) under its new 33.0 million share repurchase program and 12.5 million common shares for $687 million (weighted-average price of $54.93 per share) under its previous 28.0 million share repurchase program, which was completed in the second quarter of 2007. In 2006, the Company used $1,483 million to repurchase 29.5 million common shares under its previous share repurchase programs.

During 2007, the Company paid dividends totaling $418 million to its shareholders at the quarterly rate of $0.21 per share, compared to $340 million at the quarterly rate of $0.1625 per share in 2006.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Credit measures
Management believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio

	December 31,	2007	2006
Debt-to-total capitalization ratio (a)		35.6%	36.3%
Add : Present value of operating lease commitments plus securitization financing (b)		4.8%	4.1%
Adjusted debt-to-total capitalization ratio		40.4%	40.4%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated	Year ended December 31,	2007	2006
Debt		$5,617	$5,604
Add : Present value of operating lease commitments plus securitization financing (b)		1,287	1,044
Adjusted debt		6,904	6,648

EBITDA		3,553	3,680
Add : Deemed interest on operating leases		41	38
Adjusted EBITDA		$3,594	$3,718

Adjusted debt-to-adjusted EBITDA		1.9 times	1.8 times
(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The Company has access to various financing arrangements:

Revolving credit facility
The Company’s U.S.$1 billion revolving credit facility, expiring in October 2011, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2007, the Company had letters of credit drawn on its revolving credit facility of $57 million ($308 million as at December 31, 2006).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million). The weighted-average interest rate on these borrowings was 5.01%. The Company had no commercial paper outstanding as at December 31, 2006.

Shelf prospectus and registration statement
In December 2007, the Company filed a new shelf prospectus and registration statement, which expires in January 2010, providing for the issuance of up to U.S.$2.5 billion of debt securities in one or more offerings.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

In September 2007, the Company had utilized the remaining U.S.$550 million borrowing capacity of its previous shelf prospectus and registration statement to issue U.S.$250 million (Cdn$250 million) of 5.85% Notes due 2017 and U.S.$300 million (Cdn$300 million) of 6.375% Debentures due 2037. The Company used the net proceeds of U.S.$544 million to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any material adverse trend, event or condition that would significantly affect the Company’s credit rating.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2007:

							2013 &
In millions	Total	2008	2009	2010	2011	2012	thereafter
Long-term debt obligations (a)	$4,512	$170	$299	$-	$517	$-	$3,526
Interest on long-term debt obligations	5,428	277	267	254	252	223	4,155
Capital lease obligations (b)	1,620	145	165	100	164	75	971
Operating lease obligations (c)	879	152	125	106	84	68	344
Purchase obligations (d)	952	492	156	108	52	36	108
Other long-term liabilities reflected on
the balance sheet (e)	950	73	60	51	44	41	681
Total obligations	$14,341	$1,309	$1,072	$619	$1,113	$443	$9,785
(a)
Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,105 million which are included in “Capital lease obligations.”

(b)	Includes $1,105 million of minimum lease payments and $515 million of imputed interest at rates ranging from 3.0% to 7.9%.

(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2008 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company is not aware of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Agreement to acquire EJ&E

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in Northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the STB a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction that would normally provide for a decision by mid-2008.  The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed. The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008. If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Acquisition of ANY

In December 2007, the Company acquired the rail assets of ANY for $25 million, for which it plans to invest $135 million in rail-line upgrades over the next three years.

Investment in English Welsh and Scottish Railway (EWS)

In November 2007, Germany's state-owned railway, Deutsche Bahn AG, acquired all of the shares of EWS, a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest. The Company accounted for its investment in EWS using the equity method. The Company's share of the cash proceeds was $114 million (net after-tax proceeds are expected to approximate $84 million) resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income. An additional £18 million (Cdn$36 million) was placed in escrow and will be recognized when defined contingencies are resolved.

Sale of Central Station Complex

In November 2007, CN finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs. Under the agreement, CN has entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.  The transaction resulted in a gain on disposition of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2007, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the agreement, the Company may change the level of receivables sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At December 31, 2007, the Company had sold receivables that resulted in proceeds of $588 million under the accounts receivable securitization program ($393 million at December 31, 2006), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2006).

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s Annual Consolidated Financial Statements.  Total compensation expense for awards under all stock-based compensation plans was $62 million, $79 million and $120 million for the years ended December 31, 2007, 2006 and 2005, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2007, 2006 and 2005 was $23 million, $22 million and $34 million, respectively. Additional disclosures are provided in Note 12 – Stock plans, to the Company’s Annual Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At December 31, 2007, the Company did not have any derivative financial instruments outstanding.

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after-tax at December 31, 2005). The Company is currently not hedged through financial markets.

Total realized gains from the Company’s fuel hedging activities, which are recorded as a reduction in fuel expense, were $64 million and $177 million for the years ended December 31, 2006 and 2005, respectively.

The Company did not recognize any material gains or losses in each of 2006 and 2005 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

Interest rate
The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. At December 31, 2007, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($12 million, $8 million after-tax at December 31, 2006) relating to treasury lock transactions settled in 2004.

Income taxes

Uncertain tax positions
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.

At December 31, 2007, the total amount of gross unrecognized tax benefits was $158 million, before considering tax treaties and other arrangements between taxation authorities, of which $45 million related to accrued interest and penalties. If recognized, all of the unrecognized tax benefits would affect the effective tax rate.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.

In Canada, the federal income tax returns filed for the years 2003 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

Additional disclosures required pursuant to FIN No. 48 are provided in Note 15 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

Payments for income taxes
The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, payments in 2007 were $724 million, of which $367 million related to the final payment for the 2006 taxation year ($130 million was paid in 2006). In the U.S., payments in 2007 were $143 million ($177 million in 2006). There are no expected amounts payable in the first quarter of 2008 for income taxes in respect of the 2007 fiscal year. For the 2008 fiscal year, the Company expects to pay approximately $500 million of taxes based on forecasted 2008 taxable income.

See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Deferred income tax recoveries
In 2007, the Company recorded a deferred income tax recovery of $328 million in the Consolidated Statement of Income, resulting mainly from the enactment of corporate income tax rate changes in Canada.

In 2006, the Company recorded a deferred income tax recovery of $277 million in the Consolidated Statement of Income, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Common stock

Share repurchase programs
In July 2007, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 33.0 million common shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

As at December 31, 2007, under this current share repurchase program, 17.7 million common shares have been repurchased for $897 million, at a weighted-average price of $50.70 per share.

The Company’s previous share repurchase program, initiated in 2006, allowed for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007, pursuant to a normal course issuer bid, at prevailing market prices.  In June 2007, the Company completed this share repurchase program for a total of $1,453 million, at a weighted-average price of $51.88 per share. Of this amount, 12.5 million common shares were repurchased in 2007 for $687 million, at a weighted-average price of $54.93 per share and 15.5 million common shares in 2006 for $766 million, at a weighted-average price of $49.43 per share.

Outstanding share data
As at February 11, 2008, the Company had 484.2 million common shares outstanding.

Recent accounting pronouncements

In December 2007, FASB issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date and goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs.  The Standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination. The Standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply SFAS No. 141(R) on a prospective basis. The Standard may have a material impact on the reporting of future acquisitions in the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115,” which permits entities to elect to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity shall report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. This statement is effective as of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect this standard to have a significant impact on its financial statements.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements.  On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical.  The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2007, 2006 and 2005, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2007	2006	2005
Balance January 1	$195	$205	$204
Accruals and other	41	60	46
Payments	(40)	(70)	(45)
Balance December 31	$196	$195	$205

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs.  The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

In 2007, 2006 and 2005, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $97 million, $62 million and $21 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.

Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

At December 31, 2007, 2006 and 2005, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2007	2006	2005
Balance January 1	$407	$452	$438
Accruals and other	(111)	(8)	61
Payments	(46)	(37)	(47)
Balance December 31	$250	$407	$452

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the probability level for the number of claims or severity would have the effect of changing the provision by approximately $20 million and the annual expense by approximately $3 million.

Environmental claims

Regulatory compliance
A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns
The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 21 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis.  Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments occur and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

In 2005, the Company had recorded a liability related to a derailment at Wabamun Lake, Alberta.  Over the last two years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2007, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.

At December 31, 2007, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns
The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.  The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to any future remediation will be accrued in the period they become known.

Future occurrences
In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

At December 31, 2007, 2006 and 2005, the Company’s provision for specific environmental sites and remediation, net of potential and actual insurance recoveries was as follows:

In millions	2007	2006	2005
Balance January 1	$131	$124	$113
Accruals and other	(1)	17	35
Payments	(19)	(10)	(24)
Balance December 31	$111	$131	$124

The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements.  Such expenses amounted to $10 million in 2007 ($10 million in 2006 and $9 million in 2005).

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

A change in the remaining useful life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $15 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense. The Company is also conducting a depreciation study of its Canadian properties, plant and equipment, and expects to finalize this study by the first quarter of 2008.

In 2007, the Company recorded total depreciation and amortization expense of $678 million ($653 million in 2006 and $630 million in 2005). At December 31, 2007, the Company had Properties of $20,413 million, net of accumulated depreciation of $8,910 million ($21,053 million in 2006, net of accumulated depreciation of $9,458 million).

Pensions and other postretirement benefits

In 2007, the Company’s plans have a measurement date of December 31. The Company’s pension asset, pension liability and accrual for postretirement benefits liability at December 31, 2007 were $1,768 million, $187 million and $266 million, respectively ($1,275 million, $195 million and $286 million at December 31, 2006, respectively). The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Calculation of net periodic benefit cost
The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions,” and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions,” respectively.  Under these standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, these standards allow for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which pursuant to SFAS No. 158, will be recognized in Other comprehensive income (loss). In accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

The Company recorded consolidated net periodic benefit cost for pensions of $29 million, $66 million and $17 million in 2007, 2006 and 2005, respectively. Consolidated net periodic benefit cost for other postretirement benefits was $14 million, $17 million and $24 million in 2007, 2006 and 2005, respectively.

At December 31, 2007 and 2006, the pension benefit obligation, accumulated postretirement benefit obligation (APBO), and other postretirement benefits liability were as follows:

In millions	December 31,	2007	2006
Pension benefit obligation		$14,419	$14,545
Accumulated postretirement benefit obligation		266	286
Other postretirement benefits liability		266	286

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.53%, based on bond yields prevailing at December 31, 2007 (5.12% at December 31, 2006), was considered appropriate by the Company to match the approximately 12-year average duration of estimated future benefit payments. As a result, in 2008, the Company’s net periodic benefit cost for all plans is expected to decrease by approximately $70 million, since the cumulative unrecognized actuarial loss has decreased to $962 million at December 31, 2007 from $1,804 million at December 31, 2006, mainly resulting from an increase in the level of interest rates and an increase in the market-related value of plan assets. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

For the year ended December 31, 2007, a one-percentage-point decrease in the 5.12% discount rate used to determine net periodic benefit cost at January 1, 2007 would have resulted in an increase of approximately $160 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $50 million, given that the Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which at December 31, 2007 exceeded the market-related value of Plan assets by $1,999 million, net periodic benefit cost would decrease by approximately $150 million for 2007, assuming all other assumptions remained constant. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices.  The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2007, the Plan earned an annual average rate of return of 9.6%. The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2007	2006	2005	2004	2003
Actual	8.0%	10.7%	20.5%	11.7%	9.6%
Market-related value	12.7%	11.4%	8.6%	6.3%	7.0%
Expected	8.0%	8.0%	8.0%	8.0%	8.0%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $65 million.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2007, the Plan assets are comprised of 51% in Canadian and foreign equities, 34% in debt securities, 2% in real estate assets and 13% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Rate of compensation increase and health care cost trend rate
Another significant assumption is the rate of compensation increase, which is determined by the Company based upon its long-term plans for such increases. For 2007, a rate of compensation increase of 3.5% was used to determine the benefit obligation and the net periodic benefit cost.

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 13% in 2007, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. For the year ended December 31, 2007, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans
For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, the Company has conducted actuarial valuations on an annual basis to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2006 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2008, 2009 and 2010 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans.

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2007	Pension Plan	Pension Plan	other plans	Total
Plan assets by category
Equity securities		$7,730	$283	$110	$8,123
Debt securities		5,149	229	73	5,451
Real estate		247	9	1	257
Other		2,082	76	11	2,169
Total		$15,208	$597	$195	$16,000

Benefit obligation at end of year		$13,538	$513	$368	$14,419

Company contributions in 2007		$64	$2	$9	$75

Employee contributions in 2007		$54	$-	$-	$54

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2007, the Company expects that the large majority of its deferred income tax assets will be recovered from future taxable income. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. In 2006, the Canadian taxation authorities completed their assessments of income tax returns filed for the years 1998 to 2001. Accordingly, the Company has made adjustments to its provision for income taxes in 2006. The Company believes that its provisions for income taxes at December 31, 2007 are adequate pertaining to any future assessments from the taxation authorities. The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

reductions, personal injury and other claims, environmental and other postretirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years.  The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $27 million in 2007.

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2007, 2006 and 2005 and resulted in a deferred income tax recovery of $317 million, a deferred income tax recovery of $228 million and a deferred income tax expense of $14 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

In 2006, for certain items reported in Accumulated other comprehensive loss, the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

For the year ended December 31, 2007, the Company recorded total income tax expense of $548 million ($642 million in 2006 and $781 million in 2005), of which $82 million was a deferred income tax recovery and included $328 million resulting mainly from the enactment of corporate income tax rate changes in Canada. In 2006, $3 million of the reported income tax expense was for deferred income taxes, and included $277 million resulting from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes ($547 million in 2005). The Company’s net deferred income tax liability at December 31, 2007 was $4,840 million ($5,131 million at December 31, 2006).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions and while there is an increasing risk of recession in the U.S. economy, implicit in these statements, particularly in respect of growth opportunities, are the Company’s assumptions that economic growth in North America and globally will continue to slow down in 2008, but that a recession will not take place, and that its business risks described below will not result in a material impact on its financial statements. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.  Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies.  In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

 The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.  The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Labor negotiations

Canadian workforce
As at December 31, 2007, CN employed a total of 16,074 employees in Canada, of which 12,602 were unionized employees.

As of January 2008, the Company had in place labor agreements covering its entire Canadian unionized workforce, including the 2,800 employees represented by the UTU, whose agreements were extended by virtue of federal back-to-work legislation.

In September 2006, the Company had begun negotiating with the UTU to renew the collective agreements covering conductors and yard crews. Following a conciliation process and the completion of required legislated processes, the union claimed it was in a legal strike position, and the Company would have been legally permitted to lockout the members of the UTU bargaining unit or promulgate work rule changes unilaterally on February 9, 2007. The UTU commenced a general strike on February 10, 2007. The Company sought to have the UTU work stoppage declared illegal by the Canada Industrial Relations Board (CIRB). On February 19, 2007, the CIRB issued an oral decision dismissing CN’s application to have the strike declared illegal.  On February 23, 2007, the Minister of Labour tabled a motion to expedite back-to-work legislation to end the strike at CN. However, the Company and the UTU continued to meet to try to resolve the impasse and reached a tentative settlement on February 24, 2007.  On April 10, 2007, the ratification results were announced. The tentative settlement was rejected by a majority of the UTU membership. The UTU notified the Company that it would renew strike activity on April 10, 2007.

On April 17, 2007, the Minister of Labour passed the motion to expedite back-to-work legislation to end the strike at CN, which was originally tabled on February 23, 2007. The act, titled An Act to Provide for the Resumption and Continuation of Railway Operations, provided for an immediate return to work as well as a final and binding arbitration (final offer selection) process to resolve outstanding collective bargaining issues between the UTU and CN. The Act was passed into law on April 18, 2007. The Company and the union presented their final offers to the appointed arbitrator on June 25, 2007. The arbitrator rendered his binding decision on July 20, 2007 and selected the Company’s final offer, which effectively renews the collective agreements between the Company and the UTU for a three-year period ending July 22, 2010. Pursuant to the Act, the collective agreements are binding upon the UTU and any other trade union certified by the CIRB to represent the employees.

The Company has an agreement with the UTU for its Northern Quebec line, which expired on December 15, 2007. The agreement remains in effect until the bargaining process has been exhausted. Negotiations are ongoing to renew that collective agreement, and neither party has, as of date, requested conciliation assistance.  In September 2007, CN began bargaining with two other national unions, the United Steelworkers of America (USW) and the International Brotherhood of Electrical Workers (IBEW), whose agreements expired December 31, 2007. CN reached tentative agreements with both the USW and the IBEW to renew their collective agreements in November 2007.  The IBEW advised the Company on December 28, 2007 that its membership had ratified a five-year collective agreement which will expire on December 31, 2012.  On January 16, 2008, the USW announced that its members have ratified the tentative agreement to renew the collective agreement.

The Company’s collective agreements with the Teamsters Canada Rail Conference, who represent locomotive engineers in one bargaining unit, and rail traffic controllers, also known as train dispatchers, in a separate bargaining unit, and with the Canadian National Railways Police Association (CNRP) will expire on December 31, 2008.

The Company’s collective agreement covering employees working on the Mackenzie Northern Railway expires on May 2, 2008. These employees are covered by a single collective agreement but are represented by the Teamsters Canada Rail Conference and the Canadian Auto Workers.

There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
As at December 31, 2007, CN employed a total of 6,622 employees in the United States, of which 5,610 were unionized employees.

As of January 2008, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); and the unionized workforce at companies owned by Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply. On July 19, 2006, one of the unions representing 250 GTW employees took a one-day strike action during the mediation process.  However, a U.S. District Court subsequently determined that the strike action was improper and enjoined employees from further action. The employees returned to work and the Company continues to be in mediation with that union. The union filed an appeal concerning portions of the District Court decision which was heard by the appellate court on July 19, 2007. The appellate court ruled in favor of the Company and entered a preliminary injunction prohibiting the union from striking over the issues involved in the July 19, 2006 strike. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).  As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. In particular, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service.  Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company announced a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision. To make its rate dispute resolution procedures more affordable and accessible to shippers, the STB also completed a proceeding on September 5, 2007, in which it modified its rate guidelines for handling medium-size and smaller rate disputes. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.

The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail.  On February 25, 2003, the Canadian Minister of Transport released the policy document Straight Ahead - A Vision for Transportation in Canada. On April 24, 2006, the Minister of Transport tabled Bill C-3, entitled International Bridges and Tunnels Act, relating to the safety and security and the construction and alteration of international bridges and tunnels. The Bill became law on February 1, 2007. On May 4, 2006, the Minister of Transport tabled Bill C-11, entitled Transportation Amendment Act, relating to passenger service providers, noise, mergers and other issues. The Bill became law on June 22, 2007. On December 14, 2006, the federal government announced a full review of the Railway Safety Act. Members of the panel to conduct the

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

review were appointed in February 2007 and have submitted their report to the Minister of Transport in November 2007. On October 29, 2007, the Minister of Transport tabled Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) proposing to extend the availability of the Final Offer Arbitration recourse to groups of shippers and adding a new shipper recourse to the Agency in respect of charges for incidental services provided by a railway company other than transportation services. No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

In the United States, the Bush Administration submitted to Congress in 2007 its legislative proposal to reauthorize the Federal Railroad Safety Act. In addition, the U.S. House of Representatives is considering its own rail safety legislation (H.R. 2095) covering a broad range of safety issues, including fatigue management, positive train control, track safety standards, and other matters. The United States Senate is also considering its own safety legislation (S. 1889), which will cover a broad range of issues. Separate legislation passed by the U.S. House (H.R. 1401) in March 2007 included language that would have undermined much of the federal preemption of state and local regulation of railroads; this provision was modified in the final bill enacted into law to address litigation issues related to rail safety incidents while retaining federal preemption of rail safety regulations.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation has been introduced in 2007 in both Houses of Congress. In addition, the Senate Judiciary Committee approved legislation in September 2007 (S. 772) to repeal the railroad industry’s limited antitrust exemptions; comparable legislation has been introduced in the U.S. House of Representatives.

The STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. On August 14, 2007, the STB proposed to change its methodology for calculating the rail industry’s cost of capital that is used to evaluate the adequacy of carrier revenues and in assessing reasonableness of challenged rates. No assurance can be given that this or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns, as well as by regulation by the Canada Border Services Agency (CBSA). In the U.S., these include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the CBSA. These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. These also include participation in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program; in the third quarter of 2007, the Company successfully completed the CBP C-TPAT validation process. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic.  In 2006, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada. The rule took effect for surface modes on June 1, 2007.

The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of toxic inhalation hazard (TIH) materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the TSA and the PHMSA also separately issued, on December 21, 2006, related notices of proposed rulemakings. Among other things, the TSA’s regulations would require rail carriers operating within the U.S. to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The PHMSA’s regulations would require carriers to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. The final TSA and PHMSA regulations are expected to be issued in the first half of 2008.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce.  Changes in employee demographics, training requirements and the availability of qualified personnel could negatively impact the Company’s ability to meet demand for rail service. The Company is monitoring employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by increased demand in the job market. No assurance can be given that the demographic challenges will not materially adversely affect the Company’s operations or its financial position.

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices.  No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements, as well as the impact on the results of operations, will be determined following the completion of future actuarial valuations.

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Should a recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company may be adversely affected.

In order to grow the business, the Company implements strategic initiatives to expand the scope and scale of existing rail and non-rail operations. CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities. This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

During the fourth quarter ending December 31, 2007, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2007, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control -Integrated Framework.  Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2007, and issued Management’s Report on Internal Control over Financial Reporting dated February 11, 2008 to that effect.

Additional information, including the Company’s 2007 Annual Information Form (AIF) and Form 40-F, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 11, 2008

Item 5

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 11, 2008

/s/ E. Hunter Harrison
E. Hunter Harrison
President and Chief Executive Officer

Item 6

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 11, 2008

/s/ Claude Mongeau
Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 12, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel